Exhibit 99.1

Richmont Mines Reports Third Quarter Financial Results;
Pivotal Quarter Positions Island Gold for Growth

TORONTO, Ontario, Canada, November 10, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) announces operating and financial results for the three and nine months ended September 30, 2016, driven by solid results from the Island Gold Mine. The Corporation will host a conference call and webcast on Thursday, November 10, 2016, beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in Canadian dollars, unless otherwise indicated.)

Third Quarter and Recent Highlights

  Company-wide production was 18,856 ounces of gold for the quarter, a 20% decrease over the same quarter of 2015, primarily as the result of the depletion of the Monique stockpile earlier this year and the required downtime related to the scheduled 25-day mill electrical upgrade at the Island Gold Mine. The Island Gold Mine produced 14,031 ounces of gold in the third quarter, a 7% decrease over Q3 2015, in-line with expectations as lower production was anticipated due to the electrical upgrade.

  Revenues for the quarter were $31.2 million (US$23.9 million), an 8% decrease over Q3 2015.

  Company-wide cash costs1 for the quarter were $1,063 per ounce (US$815 per ounce), a 15% increase over Q3 2015. Cash costs for the Island Gold Mine were $958 per ounce (US$734 per ounce), an 8% increase over Q3 2015, in-line with expectations, as lower production was anticipated, as discussed above.

  Company-wide All-in-Sustaining Costs1 (“AISC”) for the quarter were $1,604 per ounce (US$1,230 per ounce), a 22% increase over Q3 2015. AISC for the Island Gold Mine were $1,330 per ounce (US$1,019 per ounce), a 5% increase over Q3 2015, in-line with expectations, as lower production was anticipated, as described above.

  Earnings for the quarter were $0.2 million (US$0.2 million), a $3.1 million (US$2.4 million) decrease over Q3 2015, primarily due to increased exploration expense. On a per share basis, earnings for the quarter were nil per share (nil in US$ per share).

  Operating cash flow (before changes in non-cash working capital1 ) for the quarter was $5.8 million (US$4.5 million), or $0.09 per share (US$0.07 per share), a decrease of $5.8 million (US$4.5 million) over Q3 2015 due to lower production and higher costs, as described above.

  Richmont ended the quarter with a reduced cash balance of $78.9 million (US$60.1 million), in-line with plan due to lower production and higher cash costs related to the 25-day mill shutdown as well as higher capital investment requirements as anticipated for the quarter.

  On September 12, 2016, the Corporation announced a positive revision to its 2016 operational guidance estimates driven by significantly better than expected performance from the Island Gold Mine in the first six months of the year.

  On October 12, 2016, the Corporation reported continued positive results from delineation drilling at the Island Gold Mine located within the expanded Expansion Case Preliminary Economic Assessment (the “Expansion Case PEA”) area as well as initial results from the strategic Phase 2 exploration drilling program.

  On November 1, 2016, the Corporation provided a status update on the Expansion Case PEA currently underway at the Island Gold Mine that will consider a potential ore mining and productivity increase to 1,100 tonnes per day beginning in 2018, with minimal capital investment required.

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[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section contained in the Third Quarter Management’s Discussion and Analysis.

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“The third quarter was a pivotal quarter for Island Gold that positions this cornerstone asset for the next stage of its growth strategy. Following the successful completion of the electrical upgrade, the mine and mill have consistently averaged base case productivity of 900 tonnes per day and are well positioned to support the 1,100 tonnes per day scenario that was outlined in the recent Expansion Case PEA update. Results from our near-mine drilling programs have been very encouraging, which could support the evaluation of a further expansion scenario to 1,200 tonnes per day as we grow our resource inventory and extend mine life,” stated Renaud Adams, CEO. He continued, “As we move into the final quarter of the year, we remain on track to achieve our company-wide revised guidance and the Island Gold Mine is well positioned to meet, or exceed, revised guidance as production in the fourth quarter is expected to increase. With a strong cash position and operating cash flow profile that is supported by a disciplined management team, Richmont is well positioned for continued shareholder value creation.”

Financial Highlights

			Nine months	Nine months
(in thousands of $, except per share amounts)	Quarter ended	Quarter ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Revenue from mining operations	31,244	34,107	124,496	111,869
Net earnings per share, basic	-	0.06	0.19	0.19
Operating cash flow, per share	0.05	0.20	0.59	0.63
Adj. operating cash flow, per share(1)(2)	0.09	0.20	0.64	0.56
Net free cash flow, per share(2)	(0.26)	(0.02)	(0.20)	0.11
Revenue from mining operations (US$)	23,942	26,058	94,187	88,785
Net earnings per share, basic (US$)	-	0.04	0.14	0.15
Operating cash flow, per share (US$)	0.04	0.15	0.44	0.50
Adj. operating cash flow, per share(1)(2) (US$)	0.07	0.15	0.48	0.45
Net free cash flow, per share(2) (US$)	(0.20)	(0.01)	(0.15)	0.09
(1)	Before changes in non-cash working capital.
(2)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Third Quarter Management’s Discussion & Analysis.

Operational Highlights

			Nine months	Nine months
	Quarter ended	Quarter ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Gold produced (oz)	18,856	23,478	74,545	75,651
Gold sold (oz)	17,774	22,962	74,901	75,319
Average cash costs per ounce ($)(1)	1,063	926	899	961
Average AISC per ounce ($)(1)	1,604	1,311	1,296	1,290
Average realized gold price per ounce ($)	1,754	1,482	1,659	1,482
Average cash costs per ounce (US$)(1)	815	707	680	763
Average AISC per ounce (US$)(1)	1,230	1,001	980	1,024
Average realized gold price per ounce (US$)	1,344	1,132	1,255	1,176
(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Third Quarter Management’s Discussion & Analysis.

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Island Gold Mine Highlights

				Nine months		Nine months
ISLAND GOLD MINE	Quarter ended		Quarter ended	ended		ended
	Sept. 30, 2016		Sept. 30, 2015	Sept. 30, 2016		Sept. 30, 2015
Gold produced (oz)	14,031		15,076	59,237		40,837
Gold sold (oz)	13,673		14,233	59,851		38,859
Cash costs per ounce ($)(1)	958		890	770		1,036
AISC per ounce ($)(1)	1,330		1,267	1,025		1,416
Realized gold price per ounce ($)	1,756		1,485	1,657		1,483
Cash costs per ounce (US$)(1)	734		680	583		823
AISC per ounce (US$)(1)	1,019		968	776		1,125
Realized gold price per ounce (US$)	1,346		1,135	1,254		1,177
Underground tpd	735	(2)	669	833	(2)	660
Mill tonnes	58,836		66,416	214,666		181,785
Mill tpd	640	(2)	722	783	(2)	666
Head grade (g/t gold)	7.70		7.27	8.91		7.20
Recoveries (%)	96.3		97.1	96.4		97.0
Sustaining costs ($000’s)	5,090		5,371	15,283		14,754
Project costs ($000’s)	13,457		7,539	28,390		16,389
Non-sustaining exploration ($000’s)	3,509		695	10,903		1,735
Sustaining costs (US$000’s)	3,900		4,103	11,562		11,710
Project costs (US$000’s)	10,312		5,760	21,478		13,007
Non-sustaining exploration (US$000’s)	2,689		531	8,249		1,377
(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Third Quarter Management’s Discussion and Analysis.
(2)	Quarter and Nine months ended Sept. 30, 2016 productivity includes a 16-day underground mine shutdown and a 25-day mill shutdown.

  At the end of the quarter, the Island Gold Mine reported more than 5.8 years (over 2 million man hours) of operations without lost-time injury.

  Production for the quarter was 14,031 ounces of gold (13,673 ounces sold), a 7% decrease over Q3 2015. Production achieved in the quarter was in-line with expectations, which forecasted lower production as part of the planned electrical upgrade. The operation remains on track to meet, or exceed, revised production guidance.

  Cash costs for the quarter were $958 per ounce (US$734 per ounce), an 8% increase over Q3 2015. Cash costs were in-line with expectations due to the lower production estimated for the quarter. Cash costs remain on track to meet, or exceed, revised guidance.

  AISC for the quarter were $1,330 per ounce (US$1,019 per ounce), a 5% increase over Q3 2015. AISC were in-line with expectations due to the lower production estimated for the quarter. AISC remain on track to meet, or exceed, revised guidance.

  A mine and mill electrical upgrade was successfully completed as planned during the quarter. The upgrade included a 25-day mill shutdown and a 16-day mine shutdown, which have been incorporated into the revised annual guidance. The mine and mill upgrade could support the potential production growth scenario that is being considered as part of the Expanded Case PEA.

  During the quarter, the mine reported a mill head grade of 7.70 g/t gold, higher than anticipated, resulting from stope mining activities in the first mining horizon and development in ore in the lower grade extensions of the second mining horizon. During the fourth quarter, stope mining will begin in the eastern and western extensions of the second mining horizon and development in ore will begin in the third mining horizon.

  During the quarter, underground mine productivity averaged 890 tonnes per day, excluding the 16 days of downtime related to the electrical upgrade.

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  During the quarter, the underground mine achieved a positive reconciliation (mined vs. reserves) of 19% and 15% on grades and tonnes, respectively, or 37% on ounces, as compared with the December 31, 2015 Mineral Reserves.

  The percentage of higher cost development ore versus total ore mined was 44% for the quarter (49% YTD), as compared to a planned 40%.

  Mill productivity averaged 878 tonnes per day, excluding the 25 days of downtime related to the electrical upgrade.

  The development of the main ramp continued and reached a vertical depth of 810 metres at the end of the quarter. It is expected that the ramp development will reach the bottom of the higher grade third mining horizon at the 860 metre level in the first quarter of 2017.

  A status update was recently released on the Expansion Case PEA, which is currently underway that will consider a potential productivity increase to 1,100 tonnes per day beginning in 2018, with minimal capital investment required. A further upside scenario of up to 1,200 tonnes per day will also be considered as additional resources are included in the mine plan.

  Drilling to date in the Expansion Case PEA area demonstrates the potential to grow the near-mine reserve inventory and identify potential new resource blocks located within the Expansion Case PEA area. These ounces could extend mine life above the 1,000 metre level and be incorporated into the near-term mine plan utilizing current infrastructure. Initial results from the recently launched 18 to 24 month Phase 2 exploration program continue to show the potential to increase resources laterally along strike, primarily to the east, and at depth below the 1,000 metre level.

Beaufor Mine Highlights

			Nine months	Nine months
BEAUFOR MINE	Quarter ended	Quarter ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Gold produced (oz)	4,825	5,714	14,143	20,759
Gold sold (oz)	4,101	5,919	13,879	21,638
Cash costs per ounce ($)(1)	1,411	974	1,433	974
AISC per ounce ($)(1)	1,893	1,225	1,837	1,144
Realized gold price per ounce ($)	1,751	1,481	1,674	1,476
Cash costs per ounce (US$)(1)	1,082	744	1,084	773
AISC per ounce (US$)(1)	1,451	936	1,390	908
Realized gold price per ounce (US$)	1,342	1,131	1,266	1,171
Underground tpd	282	338	297	355
Mill tonnes	27,426	30,437	85,025	97,102
Head grade (g/t gold)	5.62	5.93	5.28	6.74
Recoveries (%)	97.3	98.6	98.0	98.6
Sustaining costs ($000’s)	1,979	1,484	5,611	3,683
Sustaining costs (US$000’s)	1,516	1,134	4,245	2,923
(1)	Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Third Quarter Management’s Discussion and Analysis.

  Production for the quarter was 4,825 ounces of gold (4,101 ounces sold), a 16% decrease over Q3 2015. Production in the quarter was impacted by low availability of underground mobile equipment, which resulted in approximately 6,000 tonnes of broken ore at 7.0 g/t gold remaining in inventory and unavailable for processing. It is expected that this broken ore will be processed in the fourth quarter.

  As a result of the low availability of mobile equipment during the quarter, the operation prioritized its efforts on waste development to better position stope mining operations in the higher grade Q Zone in the fourth quarter.

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  Cash costs for the quarter were $1,411 per ounce (US$1,082 per ounce), a 45% increase over Q3 2015, mainly as a result of lower production in the quarter.

  AISC for the quarter were $1,893 per ounce (US$1,451 per ounce), a 55% increase over Q3 2015, mainly as a result of lower production and higher sustaining costs in the quarter.

  Grades and underground productivity are expected to increase in the fourth quarter as a greater proportion of stope mining is planned from the higher grade Q Zone, which should contribute to higher production and lower costs.

Upcoming News & Events

  Phase 2 exploration update (Q1 2017)

  December 31, 2016 Mineral Reserve and Resource estimates (mid-February 2017)

  2017 Operational Outlook and Guidance (February 2017)

  Expansion Case PEA (H1 2017)

Financial Statements and Management’s Discussion and Analysis

The financial statements and related Management’s Discussion and Analysis can be found on the Corporation’s website at www.richmont-mines.com or under the Corporation’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Webcast and Conference Call

A webcast and conference call will be held on Thursday, November 10, 2016 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

  International & Toronto:                     1-416-764-8688

  Canada & U.S. Toll Free:                     1-888-390-0546

Please ask to be placed into the Richmont Mines 2016 Third Quarter Results Conference Call.

Conference Call Live Webcast

The conference call will be broadcast live on the Internet via webcast. To access the webcast, please follow this link: http://event.on24.com/r.htm?e=1282095&s=1&k=F4C4E0F118C1317E32F3869F267FBFF0

Archive Call Access

If you are unable to attend the conference call, a replay will be available until 08:30 a.m. Eastern Time, Thursday, November 24, 2016 by dialing the appropriate number below:

  International & Toronto:                     1-416-764-8677                     Passcode: 435976#

  Canada & U.S. Toll Free:                     1-888-390-0541                     Passcode: 435976#

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Corporation’s website at www.richmont-mines.com or follow this link: http://event.on24.com/r.htm?e=1282095&s=1&k=F4C4E0F118C1317E32F3869F267FBFF0

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About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", “objective” and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

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